Exhibit 99.1

Actions Semiconductor Reports Fourth Quarter and Full Year 2014 Results

ZHUHAI, China, February 3, 2015 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS) (“Actions Semiconductor” or “the Company”), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today reported its financial results for the fourth quarter and year ended December 31, 2014.

All financial results are reported on a U.S. GAAP basis.

Revenue for the fourth quarter of 2014 was $13.9 million, as compared to revenue of $13.1 million for the third quarter of 2014, and $17.6 million for the fourth quarter of 2013.

Revenue for the year ended December 31, 2014 was $50.3 million, compared to $69.4 million for the year ended December 31, 2013.

Net loss attributable to Actions Semiconductor's shareholders for the fourth quarter of 2014 was $12.2 million or $0.206 per basic and diluted American Depositary Share ("ADS"). This compares to net loss attributable to Actions Semiconductor's shareholders of $9.2 million or $0.137 per basic and diluted ADS, for the third quarter of 2014, and net loss attributable to Actions Semiconductor’s shareholders of $0.8 million or $0.012 per basic and diluted ADS, for the fourth quarter of 2013.

Net loss attributable to Actions Semiconductor's shareholders for the year ended December 31, 2014 was $30.4 million or $0.461 per basic and diluted ADS.  This compares to a net income attributable to Actions Semiconductor's shareholders of $0.1 million or $0.002 per basic and diluted ADS, for the year ended December 31, 2013.

Actions Semiconductor reported gross margin of negative 19.2% for the fourth quarter of 2014, compared to gross margin of 14.6% for the third quarter of 2014, and 22.2% for the fourth quarter of 2013. Gross margin was impacted by fierce competition in the tablet market and a significant inventory write-down that reduced margin by nearly 30%. The Company ended the fourth quarter with $168.2 million in cash and cash equivalents, together with time deposits, trading securities and marketable securities.

Since the share repurchase program commenced in 2007, the Company has invested approximately $79.4 million in repurchasing its ADSs and ordinary shares, including $25.0 million representing the equivalent of 10.0 million ADSs repurchased through a Dutch auction tender offer in September 2014. As of December 31, 2014, the equivalent of approximately 33.9 million ADSs were repurchased.

“In the fourth quarter of 2014, revenue came in toward the low end of our expectations, primarily due to the lingering effects of a supply shortage of wafers for multimedia products from our foundry, along with relatively flat demand and persistent, intense competition in the worldwide tablet market. Negative gross margin, along with a non-cash impairment charge of intangibles related to the reorganization of our corporate structure contributed to the loss for the quarter,” stated Dr. Zhenyu Zhou, CEO of Actions Semiconductor.

“As our financial performance demonstrates, 2014 was a challenging year for Actions. Despite these challenges, we were steadfast in our commitment to invest in our future and expect to generate strong results in the year ahead. We are optimistic the recent launches of two new chipsets based on 28 nm process technology, including our ultra-high performance 64-bit, quad-core solution, the ATM9009, will allow us to compete more effectively in the application processor market including the tablet market, the OTT set-top box market and other cloud connected device market. These value-added application processor markets will move Actions beyond tablets into new and profitable growth markets. In our multimedia business, Bluetooth will be the driving force in 2015 and beyond. We expect our newly launched single-chip Bluetooth 4.0 solution for boomboxes, speakers, headphones and related products will establish Actions as a significant player in the rapidly growing Bluetooth voice and music market.”

“Supported by these recent product launches, we are targeting revenue growth of 20% to 25% and a good margin improvement in 2015. We will also focus on cost control, with the goal of reducing operating expenses from 2014 levels,” Dr. Zhou concluded.

Business Outlook

The following statements are based upon management's current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.

Based on current market trends, the Company expects revenue in the first quarter of 2015 to be in the range of $9.5 to $11.5 million. The Company’s newly launched products are not expected to contribute to first quarter results, as sales volumes will begin to ramp in the second quarter of 2015. In addition, the first quarter of the year is traditionally the seasonally slowest quarter due to the Chinese New Year holiday, which causes a slowdown in production by consumer electronics manufacturers in China for approximately three to four weeks.

Conference Call Details

Actions Semiconductor's fourth quarter of fiscal year 2014 teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time, on Tuesday, February 3, 2015. To participate in the live call, analysts and investors should dial 1-888-299-7209 (within U.S.) or 1-719-325-2464 (outside U.S.) at least ten minutes prior to the call. The conference ID number is 9195995. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company's website at www.actions-semi.com. An audio replay of the call will be available to investors through February 13, 2015 by dialing 1-888-203-1112 (within U.S.) or 1-719-457-0820 (outside U.S.) and entering access code 9195995.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The Company is headquartered in Zhuhai, China, with offices in Shanghai, Shenzhen, Hong Kong and Taipei. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning the outlook for its new products enabled by 28nm process technology and 64-bit CPU for tablets and high-end OTT set-top boxes and new single chip SoC for Bluetooth boomboxes, customer acceptance of the Actions Semiconductor’s new products and corresponding increases in market share, Actions Semiconductor's belief that it is positioned to capture some upside from its new products and Actions Semiconductor's future expectations with respect to revenue. Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Elaine Ketchmere, CFA	Ally Xie, CA, CPA
Compass Investor Relations	Actions Semiconductor
eketchmere@compass-ir.com	investor.relations@actions-semi.com
+1-310-528-3031	+86-756-3392353*1018

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

(in thousands of U.S. dollars)

	At December 31,	At September 30,	At December 31,
	2014	2014	2013
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	78,177	78,520	53,263
Time deposit	5	161	347
Restricted deposits	51,590	38,985	27,161
Marketable securities	38,384	43,520	126,607
Trading securities	70	74	74
Accounts receivable, net of allowance for doubtful accounts of $558, $379 and $nil as of December 31, 2014, September 30, 2014 and December 31, 2013, respectively	2,832	4,520	5,782
Amount due from a related party	1,650	1,032	1,301
Notes receivable	161	-	-
Amount due from an equity method investee	41	46	38
Inventories, net of inventory written-down of $7,718, $3,747 and $1,558 as of December 31, 2014, September 30, 2014 and December 31, 2013, respectively	13,970	22,806	20,278
Prepaid expenses and other current assets	4,511	3,563	3,972
Income tax recoverable	186	154	67
Deferred tax assets	1,179	848	416
Total current assets	192,756	194,229	239,306

Investments in equity method investees	27,352	27,061	17,843
Other investments	15,627	15,639	15,648
Marketable securities	-	-	17,139
Rental deposits	54	55	61
Property, plant and equipment, net	30,327	31,183	31,896
Land use right	1,514	1,545	1,588
Acquired intangible assets, net	16,459	17,684	12,218
Deposit paid for acquisition of intangible assets	538	430	145
Deferred tax assets	53	85	99
TOTAL ASSETS	284,680	287,911	335,943

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	6,049	5,170	6,016
Accrued expenses and other current liabilities	8,349	9,680	6,127
Short-term bank loans	45,000	33,500	35,500
Other liabilities	1,929	1,728	1,362
Income tax payable	49	49	49
Deferred tax liabilities	160	108	343
Total current liabilities	61,536	50,235	49,397

Other liabilities	-	229	412
Payable for acquisition of intangible assets	155	-	-
Deferred tax liabilities	919	958	3,589
Total liabilities	62,610	51,422	53,398
Equity:
Ordinary shares	1	1	1
Additional paid-in capital	63,046	63,017	63,001
Treasury Stock	(70,479)	(70,170)	(44,119)
Accumulated other comprehensive income	36,937	38,919	40,734
Retained earnings	192,598	204,754	222,959
Total Actions Semiconductor Co., Ltd. shareholders' equity	222,103	236,521	282,576
Non-controlling interest	(33)	(32)	(31)
Total equity	222,070	236,489	282,545
TOTAL LIABILITIES AND EQUITY	284,680	287,911	335,943

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

(in thousands of U.S. dollars, except number of shares and per share amounts)

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(audited)

Revenues:
Third-parties:
System-on-a-chip products	10,425	15,095	40,932	64,617
Semiconductor product testing services	36	29	117	135
	10,461	15,124	41,049	64,752
Related-parties:
System-on-a-chip products	3,401	2,451	9,211	4,639
Total revenues	13,862	17,575	50,260	69,391
Cost of revenues:
Third-parties:
System-on-a-chip products	(12,920)	(11,567)	(37,743)	(44,324)
Semiconductor product testing services	(18)	(13)	(46)	(58)
	(12,938)	(11,580)	(37,789)	(44,382)
Related-parties:
System-on-a-chip products	(3,585)	(2,094)	(8,405)	(3,583)
Total cost of revenues	(16,523)	(13,674)	(46,194)	(47,965)
Gross (loss) profit	(2,661)	3,901	4,066	21,426
Other operating income	231	1,517	890	2,170
Operating expenses:
Research and development	(7,066)	(6,086)	(31,123)	(25,994)
General and administrative	(2,661)	(2,547)	(10,330)	(8,764)
Selling and marketing	(601)	(614)	(2,175)	(2,057)
Impairment on intangible assets	(535)	-	(820)	-
Total operating expenses	(10,863)	(9,247)	(44,448)	(36,815)
Loss from operations	(13,293)	(3,829)	(39,492)	(13,219)
Other (expense) income	(1,085)	779	(2,736)	2,336
Dividend income from an other investment	-	-	423	493
Other-than-temporary impairment loss on investments	-	(681)	-	(681)
Interest income	1,699	3,241	9,611	12,358
Interest expense	(147)	(146)	(530)	(498)
(Loss) income before income taxes, equity in net income (loss) of equity method investees and non-controlling interest	(12,826)	(636)	(32,724)	789
Income tax credit (expense)	337	(108)	1,796	(403)
Equity in net income (loss) of equity method investees	332	(82)	566	(264)
Net (loss) income	(12,157)	(826)	(30,362)	122
Less: Net loss attributable to non-controlling interest	1	1	1	2
Net (loss) income attributable to Actions Semiconductor Co., Ltd. Shareholders	(12,156)	(825)	(30,361)	124

Net (loss) income attributable to Actions Semiconductor Co., Ltd. Shareholders
Basic (per share)	(0.034)	(0.002)	(0.077)	0.000
Diluted (per share)	(0.034)	(0.002)	(0.077)	0.000

Basic (per ADS)	(0.206)	(0.012)	(0.461)	0.002
Diluted (per ADS)	(0.206)	(0.012)	(0.461)	0.002

Weighted-average shares used in computation:
Basic	353,508,683	412,162,575	395,380,921	412,103,255
Diluted	353,508,683	412,162,575	395,380,921	425,415,011

Weighted-average ADS used in computation :
Basic	58,918,114	68,693,763	65,896,820	68,683,876
Diluted	58,918,114	68,693,763	65,896,820	70,902,502

Note: Share-based compensation recorded in each expense classification above is as follows:
Research and development	-	74	10	347
General and administrative	-	25	5	79
Selling and marketing	1	3	1	17
Cost of revenues	28	-	28	49

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2014	2014	2013
	(unaudited)	(unaudited)	(audited)
Operating activities:
Net (loss) income	(12,157)	(30,362)	122
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of property, plant and equipment	487	1,949	2,072
Amortization of land use right	9	36	36
Amortization of acquired intangible assets	1,138	4,991	3,480
Allowance for doubtful accounts receivable	179	558	-
Utilization of subsidy from local authorities of Zhuhai, the People's Republic of China ("PRC")	-	-	(1,068)
Write down of inventories	3,971	6,160	-
Gain (Loss) on disposal of property, plant and equipment	2	(1)	-
Loss on disposal of intangible assets	5	420	-
Share of net (income) loss of equity method investees	(330)	(564)	264
Share-based compensation	29	45	492
Deferred tax	(299)	(3,576)	279
Dividend income from an other investment	-	(423)	(493)
Impairment loss recognised in respect of other investments	-	-	681
Impairment loss recognised in respect of intangible assets	535	820	-
Changes in operating assets and liabilities:
Accounts receivable	1,487	2,349	195
Amount due from a related party	(618)	(349)	(961)
Inventories	4,602	(256)	(7,821)
Amount due from an equity method investee	5	(3)	41
Prepaid expenses and other current assets	(1,122)	(753)	922
Accounts payable	901	86	(2,198)
Accrued expenses and other current liabilities	935	(415)	(3,717)
Income tax recoverable	(34)	(122)	123
Income tax payable	1	1	2
Rental deposit received (paid)	-	5	(11)
Note Receivables	(161)	(161)	-
Dividend received	-	425	-

Net cash used in operating activities	(435)	(19,140)	(7,560)

Investing activities:
Investment in an equity method investee	-	(9,016)	(3,712)
Proceeds from redemption of marketable securities	6,019	159,296	112,966
Purchase of marketable securities	(906)	(54,290)	(113,329)
Proceeds from disposal of property, plant and equipment	-	20	41
Purchase of property, plant and equipment	(66)	(1,156)	(706)
Purchase of intangible assets	(2,606)	(8,044)	(4,134)
Decrease (increase) in time deposits	156	318	(340)
Deposit paid for acquisition of intangible assets	(108)	(457)	(145)
Increase in restricted deposits	(13,089)	(24,974)	(16,819)
Proceeds from disposal of intangible assets	-	24	-

Net cash (used in) provided by investing activities	(10,600)	61,721	(26,178)

Financing activities:
Advance subsidy from local authorities of Zhuhai, the PRC	-	232	714
Proceeds from exercise of share-based awards	132	2,542	3,041
Repurchase of ordinary shares	(441)	(28,902)	(4,853)
Raise of short-term bank loans	21,500	31,500	15,000
Repayment of short-term bank loans	(10,000)	(22,000)	-
Net cash provided by (used in) financing activities	11,191	(16,628)	13,902

Net increase (decrease) in cash and cash equivalents	156	25,953	(19,836)

Cash and cash equivalents at the beginning of the period	78,520	53,263	71,336

Effect of exchange rate changes on cash	(499)	(1,039)	1,763
Cash and cash equivalents at the end of the period	78,177	78,177	53,263